ZI CORPORATION
2100, 840 - 7TH AVENUE SW
CALGARY, ALBERTA
T2P 3J2
(the "CORPORATION")

2007 NI 51-102 REQUEST FORM

TO: REGISTERED HOLDERS OF SECURITIES

National Instrument 51-102 requires that the Corporation send annually to the registered holders of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form. Please note that this request form will be mailed each year and registered securityholders must return this form each year to remain on the Corporation's distribution list with respect to interim financials.

The undersigned registered securityholder of the Corporation hereby elects to receive:

☐   Interim Financial Statements and MD&A of the Corporation.

The Corporation is required by the Business Corporations Act (Alberta) to mail to each registered shareholder the Annual Financial Statements and MD&A of the Corporation. If you DO NOT wish to receive these documents please indicate:

☐   I DO NOT wish to receive the Annual Financial Statements and MD&A of the Corporation.

TO: BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Corporation send annually to the beneficial owners of its securities a request form to allow the securityholders to elect to receive a copy of the Corporation's financial statements. If you wish to receive the Corporation's financial statements or other selective securityholder communications, please complete and return this form. Please note that this request form will be mailed each year and beneficial securityholders must return this form each year to remain on the Corporation's distribution list.

The undersigned beneficial owner of securities of the Corporation hereby elects to receive:

☐   (A) Annual financial statements and MD&A of the Corporation.
☐   (B) Interim financial statements and MD&A of the Corporation.

PLEASE RETURN TO THE CORPORATION AT THE ADDRESS AT THE TOP OF THE PAGE.

NAME: (Please print)
I AM A ☐ Registered ☐ Holder Beneficial Owner
ADDRESS:

SIGNATURE:	DATE:
I certify that I am a securityholder of the Corporation

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the financial statements and reports, if electronic delivery is allowed by applicable regulatory rules and policies.

E:MAIL (optional): _________________________________________________________